Filed by Biotech Acquisition Company

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Biotech Acquisition Company

Commission File No.: 001-39935

Date: May 17, 2022

a. Press Release

On May 16, 2022, Blade Therapeutics, Inc. (“Blade”) – which is a party to a previously disclosed Agreement and Plan of Merger, dated as of November 8, 2021, with Biotech Acquisition Company (“BAC”), among other parties – issued the following press release via Business Wire and also on its website:

Blade Therapeutics Presents Data from Phase 1 and Preclinical Studies of Cudetaxestat at the American Thoracic Society 2022 International Conference

●	No significant drug-drug interaction (DDI) seen with cudetaxestat in combination with either pirfenidone or nintedanib, two approved therapies for idiopathic pulmonary fibrosis (IPF)

●	Cudetaxestat was well tolerated and showed no reports of treatment-related serious adverse events when co-administered with either pirfenidone or nintedanib in healthy volunteers

●	In vivo pharmacokinetics study showed no significant effect of cudetaxestat on pirfenidone or nintedanib exposures when co-administered with either medication

●	Company on track to start phase 2 clinical trial of cudetaxestat dosed either as monotherapy or co-administered with pirfenidone or nintedanib in patients with IPF in second quarter of 2022

SOUTH SAN FRANCISCO, Calif., May 16, 2022 – Blade Therapeutics, Inc., a biopharmaceutical company focused on developing cutting-edge treatments for debilitating fibrotic and neurodegenerative diseases, today announced encouraging data from phase 1 and preclinical DDI studies of cudetaxestat, an investigational non-competitive autotaxin inhibitor in clinical development for IPF and other fibrotic diseases. These data were featured in poster presentations at the American Thoracic Society (ATS) 2022 International Conference, taking place May 13-18, 2022, at the Moscone Center, in San Francisco.

“These positive results from clinical and preclinical drug-drug interaction studies reinforce our confidence in the potential to co-administer cudetaxestat on top of currently approved IPF therapies in clinical studies of patients with IPF,” said Wendye Robbins, M.D., president and CEO of Blade. “With an extensive phase 1 clinical program now complete, we are ready to start a planned phase 2 clinical trial of cudetaxestat for the treatment of IPF in the second quarter of 2022.”

Phase 1 DDI Study with IPF Standard of Care Therapy

The phase 1 drug-drug interaction study assessed the effect of cudetaxestat 750mg on the pharmacokinetics (PK) of two approved drugs for IPF – pirfenidone and nintedanib – in 83 healthy adult volunteers who completed the study (NCT04814498). Results of the study showed:

●	Neither nintedanib nor pirfenidone significantly alter the exposure of cudetaxestat;

●	Cudetaxestat does not affect the PK of pirfenidone;

●	Cudetaxestat does not significantly increase the exposure of nintedanib (AUC(0-12));

●	Most common treatment-related adverse events were mild gastrointestinal upset (diarrhea and nausea); and

●	There were no treatment-related serious adverse events.

Study data were presented along with results from three additional phase 1 clinical studies of cudetaxestat in a poster (#420 – PDF available here) titled “Clinical Evaluation of Cudetaxestat for Safety, Tolerability, Pharmacokinetics, Pharmacodynamics, and Potential Drug-Drug Interactions.” Information about the ATS poster session (B22. Emerging Management of Fibrotic ILDs) is available here.

Preclinical Evaluation of Cudetaxestat (BLD-0409) for Potential Drug-Drug Interactions

The preclinical study was designed to understand whether the plasma concentration of nintedanib, which is a P-glycoprotein (P-gp) substrate, is altered when co-administered at steady state with either cudetaxestat or GLPG-1690 (ziritaxestat), an investigational competitive inhibitor of autotaxin. Results of the study conducted in a rat model showed:

●	Ziritaxestat is a potent inhibitor (single-digit micromolar IC50 values) of P-gp when either quinidine or nintedanib is used as a substrate, and cudetaxestat is a weak P-gp inhibitor under similar conditions;

●	Ziritaxestat significantly increased nintedanib exposure when co-administered in vivo in rats.

●	Cudetaxestat did not alter nintedanib exposure when co-administered in vivo in rats; and

Study data were presented in a poster (#P424 – PDF available here) titled “Preclinical Evaluation of Cudetaxestat (BLD-0409) for Potential Drug-Drug Interactions (DDI’s).” Information about the ATS poster session (B36. Spectrum of Fibrotic Interstitial Lung Diseases) is available here.

Toby Maher, M.D., Ph.D., professor of medicine at USC Hastings Center for Pulmonary Research, Los Angeles, said, “There is a huge unmet need for new antifibrotic therapies which can complement current treatments and potentially provide greater benefit for patients in need of new treatment options. I look forward to collaborating with Blade as it advances the clinical development of this investigational therapy.”

For additional information about the ATS 2022 International Conference, please visit their website. Click here to read an open letter from Blade CEO Wendye Robbins to the respiratory community.

Cudetaxestat

Cudetaxestat (BLD-0409), a non-competitive, reversible inhibitor of autotaxin, has demonstrated direct anti-fibrotic activity and differentiating preclinical and biochemical characteristics which support the potential for a treatment profile in lung and liver fibrosis. Available data from four completed phase 1 studies in more than 200 healthy volunteers showed that cudetaxestat was well tolerated with a demonstrated pharmacokinetic/pharmacodynamic correlation and biomarker activity. Cudetaxestat has been granted orphan drug designations in the treatment of IPF and systemic sclerosis. Cudetaxestat is an investigational medicine that is not approved for commercial use by the FDA or any other regulatory authority.

Autotaxin

Pro-fibrotic processes are stimulated by autotaxin, a key enzyme responsible for generating the potent signaling lipid lysophosphatidic acid (LPA). Excessive autotaxin levels and activity play a central role in various fibrotic diseases and occur in response to epithelial cell/tissue damage, leading to elevated levels of LPA. LPA binds to LPA receptors on myofibroblasts triggering a signaling cascade that leads to myofibroblast activation/differentiation. Activated myofibroblasts produce extracellular matrix proteins that make up the fibrotic lesion (organ/tissue scarring). Increased autotaxin levels and activity are associated with liver, lung, kidney, and skin fibrosis. In addition, autotaxin levels correlate with fibrosis severity in various liver diseases (e.g., nonalcoholic fatty liver disease/nonalcoholic steatohepatitis (NASH)). Inhibition of the autotaxin-LPA pathway has been clinically validated in IPF.

Fibrosis

Fibrosis is a complex, pathologic process involving the development of organ/tissue scarring characterized by deposition of extracellular matrix proteins that develop in response to aberrant cell/tissue damage. Excessive fibrosis disrupts normal architecture and function of organs/tissues. Later-stage fibrotic disease is marked by poor outcomes and high morbidity and mortality. Diseases characterized by uncontrolled, progressive fibrosis include IPF, interstitial lung disease, and NASH. New well-tolerated therapies that provide robust attenuation of disease progression are needed to address the high burden of fibrotic diseases.

About Blade Therapeutics

Blade Therapeutics, Inc. is a biopharmaceutical company focused on developing cutting-edge treatments for debilitating, incurable fibrotic and neurodegenerative diseases that impact millions of people worldwide. The company has deep expertise in novel biological pathways – including autotaxin / LPA and calpain biology – that are foundational to cell- and tissue-damage responses. Blade expects to advance a differentiated pipeline of oral, small-molecule therapies that include a non-competitive autotaxin inhibitor and inhibitors of dimeric calpains designed for potential treatment of lung, liver and cardiac fibrosis or neurodegenerative diseases. The company’s focused approach offers the potential to produce disease-modifying, life-saving therapies. Visit www.blademed.com for more information and follow Blade on LinkedIn.

On November 8, 2021, Biotech Acquisition Company (NASDAQ: BIOT), a special purpose acquisition company affiliated with SPRIM Global Investments, and Blade announced that they have entered into a definitive merger agreement. Upon the closing of the transaction, the combined company will be renamed Blade Biotherapeutics, Inc., and is expected to be listed on Nasdaq under the symbol “BBTX.” PIPE financing is anchored by leading institutional investors, including Deerfield Management, Pfizer Ventures, Bristol Myers Squibb, MPM Capital and Osage University Partners. Click here for the latest information about this proposed merger.

About Biotech Acquisition Company

Biotech Acquisition Company raised $230 million in its initial public offering in January 2021. The Class A ordinary shares and warrants of BAC trade on the Nasdaq Capital Market under the symbols “BIOT” and “BIOTW,” respectively. BAC is a blank check company, incorporated as a Cayman Islands exempted company, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. BAC believes that a business combination with a company focused on the healthcare sector will complement the background and expertise of SPRIM Global Investments, a global investment firm in the life sciences and healthcare industries, which is an affiliate of BAC and of several members of the management team behind BAC. BAC is led by Dr. Michael Shleifer, its CEO and chairman.

Important Information and Where to Find It

This press release relates to a proposed merger between Blade and BAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. BAC has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, to be used at the meeting of its shareholders to approve the proposed merger between Blade and BAC and related matters. Promptly after the registration statement is declared effective by the SEC, BAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of BAC as of a record date for the meeting of BAC shareholders to be established for voting on the proposed business combination. Investors and security holders of BAC are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that BAC has filed or will file with the SEC when they become available because they will contain important information about BAC, Blade, and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by BAC with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by BAC with the SEC also may be obtained free of charge upon written request to Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY 10001.

Participants in the Solicitation

BAC and its directors and executive officers may be deemed participants in the solicitation of proxies from BAC’s shareholders with respect to the business combination and related matters. Information about BAC’s directors and executive officers and a description of their interests in BAC and the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and will be available free of charge at the SEC’s website (www.sec.gov).

Blade and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of BAC in connection with the proposed business combination and related transactions. Information about Blade’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement/prospectus for the proposed transaction when available and can be obtained free of charge as described in the preceding paragraph.

No Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy, or a recommendation to purchase any securities of BAC (the combined company) or Blade, nor shall there be any sale of any such securities, investments or other specific product in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release that are not historical facts but rather are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BAC’s and Target’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BAC and the Target. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Entity or the expected benefits of the Transaction, if not obtained; the failure to realize the anticipated benefits of the Transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of BAC prior to the Business Combination, and the Combined Entity following the Business Combination, to maintain the listing of the Company’s shares on Nasdaq; costs related to the Transaction; future financial performance of the Company following the Business Combination; the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; expectations regarding future expenditures of the Company following the Business Combination; the future mix of revenue and effect on gross margins of the Company following the Business Combination; the Company’s ability to execute its business plans and strategy; the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the definitive merger agreement by the shareholders of BAC, the satisfaction of the minimum cash requirements of the definitive merger agreement following any redemptions by BAC’s public shareholders; the risk that the Transaction may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a PIPE transaction; the outcome of any legal proceedings that may be instituted against BAC or the Target related to the Transaction; the attraction and retention of qualified directors, officers, employees and key personnel of BAC and the Target prior to the Business Combination, and the Company following the Business Combination; the ability of the Company to compete effectively in a highly competitive market; neither BAC nor the Target are currently generating revenues and there can be no assurance that following the Business Combination, the Company will ever achieve revenues or profitability; the ability to protect and enhance the Target’s respective corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in the Target’s or the Company’s industry; the timing, costs, conduct, and outcome of clinical trials and future preclinical studies and clinical trials, including the timing of the initiation and availability of data from such trials; the timing and likelihood of regulatory filings and approvals for product candidates; whether regulatory authorities determine that additional trials or data are necessary in order to obtain approval; the potential market size and the size of the patient populations for product candidates, if approved for commercial use, and the market opportunities for product candidates; the ability to locate and acquire complementary products or product candidates and integrate those into the Company’s business; and, the uncertain effects of the COVID-19 pandemic; and those factors set forth in documents of BAC filed, or to be filed, with SEC. The foregoing list of risks is not exhaustive.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither BAC nor the Target presently know or that BAC and the Target currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BAC’s and the Target’s current expectations, plans and forecasts of future events and views as of the date of this press release. BAC and the Target anticipate that subsequent events and developments will cause BAC’s and the Target’s assessments to change. However, while BAC and the Target may elect to update these forward-looking statements at some point in the future, BAC and the Target specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BAC’s or the Target’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Media – Michael Blash Investors – Krishna Gorti, M.D.

mblash@blademed.com | +1-650-453-0632 kgorti@blademed.com | +1-973-570-9438

b.	Poster Presentation at the Society of Toxicology Conference: “Clinical Evaluation of Cudetaxestat for Safety, Tolerability, Pharmacokinetics, Pharmacodynamics, and Potential Drug-Drug Interactions”

On May 16, 2022, Blade presented the following poster at the American Thoracic Society 2022 International Conference, and also uploaded the poster to its website:

Daven Mody, Walter Yu, Jack Lin, and Prabha Ibrahim*

Blade Therapeutics, Inc., 442 Littlefield Ave. South San Francisco, CA 94080

BLADE THERAPEUTICS

ATS 2022 – San Francisco A4391/P815

ABSTRACT

INTRODUCTION: Cudetaxestat (BLD-0409) is an oral small molecule targeting the enzyme autotaxin (ATX) by noncompetitve inhibition. ATX is a secreted enzyme that produces most of the lysophosphatidic acid (LPA). Increased ATX activity and excessive LPA production cause multiple adverse pathophysiologic phenomenon including myofibroblast activation. Activated myofibroblasts secrete extracellular matrix proteins which aggregate into fibrotic lesions. In preclinical studies, cudetaxestat demonstrated direct anti-fibrotic activity and differentiating biochemical characteristics. Cudetaxestat was evaluated in four Phase 1 studies, with >200 healthy volunteers enrolled.

METHODS: A single ascending dose SAD) and multiple ascending dose (MAD) dose-ranging study (NCT04146805) evaluated safety, tolerability, pharmacokinetics (PK), and pharmacodynamics (PD) of cudetaxestat oral solution formulation at multiple dose exposures up to 1000mg.

A relative bioavailability study (NCT04814472) compared single oral 750 mg dose of cudetaxestat tablet and solution formulations. Food effect on plasma PK and PD parameters following a high-fat meal and single-dose dose proportionality were assessed.

A standard CYP450 drug-drug interaction (DDI) study (NCT04814498) determined the effect of cudetaxestat on the PK of probe substrates for CYP450 enzymes and evaluated its safety and tolerability when administered alone and with a cocktail of CYP450 probe substrates (Geneva cocktail less fexofenadine).

An open-label, randomized, fixed-sequence, DDI study (NCT04814498) was conducted to evaluate the steady-state pharmacokinetics of Standard of Care (SoC) therapies, nintedanib or pirfenidone, when dosed in conjunction with cudetaxestat.

RESULTS: Results from the SAD/MAD study demonstrated that cudetaxestat oral solution was generally well-tolerated with only transient, mild, gastrointestinal (GI) treatment-emergent adverse events (TEAE) across multiple doses. Peak plasma levels occurred within 4 hours in all doses evaluated. Daily (QD) administration resulted in < 1.2-fold accumulation between 1 and 14 days for all doses except 500 mg where 1.5-fold accumulation was observed. PD effects were observed at all doses evaluated; duration of inhibition was stronger and more sustained at higher doses.

Results from the relative bioavailability study demonstrated that the tablet under fed and fasted conditions was better tolerated overall. No GI TEAE were observed. There was no evidence of dose-related toxicity at higher doses of tablet administration with standard meal. Exposure was lower with tablet administration under fasted conditions. Tablet administration with food resulted in increased exposure. The maximal plasma LPA C18:2 (PD marker) percentage reduction from baseline was at ~4 hours, irrespective of formulation, dose, or fed conditions.

Results from the CYP450 DDI study demonstrated that cudetaxestat does not appear to inhibit CYP2B6, CYP1A2, CYP2C9, or CYP3A4 but possibly induces CYPC19. No new TEAE, laboratory vital signs, ECG and physical examinations were observed.

Results from the DDI study with SoC therapy demonstrated that cudetaxestat in combination with nintedanib or pirfenidone was well-tolerated and without treatment-related serious adverse events. Neither Nintedanib nor pirfenidone significantly alter the exposure of cudetaxestat

While cudetaxestat produced a modest increase in C_{max} of nintedanib, there was no significant change in AUC and no significant change in either C_{max} or AUC of pirfenidone.

Overall, the results indicate that cudetaxestat was well-tolerated with no safety concerns in any of the Phase 1 studies performed and supports the conduct of the Phase 2 study (B-0409-201) in patients with IPF.

Autotaxin / Lysophosphatidic Acid (LPA) Drives Fibrosis

1 **Dysregulated Damage Response**
Fibrosis is triggered by dysregulated cell / tissue damage response following epithelial injury.

2 **Release of Pro-fibrotic Mediators**
Pro-fibrotic mediators, cytokines and the enzyme autotaxin are released. Increased autotaxin levels produce excessive lysophosphatidic acid (LPA).

3 **Autotaxin Production of LPA**
LPA binds to LPAR1 (receptor on myofibroblasts) and triggers signaling cascade resulting in migration, activation and release of additional mediators.

4 **Myofibroblast Activation**
Excessive LPA activates myofibroblasts.

5 **Secretion of ECM Proteins**
Activated myofibroblasts secrete ECM proteins (scarring) that disrupt normal organ architecture and function.

Phase 1 SAD and MAD Study (NCT04146805)

STUDY DESIGN (n-80)

- Administered QD as liquid suspension vs. matching placebo suspension
- 6 SAD cohorts completed; 100, 300, 500, 750, and 1000mg
- 4 MAD cohorts completed; 100, 300, 500, and 750mg (fed)

Representative SAD and MAD Time vs Plasma Concentration (Mean ± SD)

Single Ascending Dose (SAD)
Day 14: Multiple Ascending Dose (MAD)
Mean Plasma Conc. (ng/mL)
Time (h)

Target Engagement: LPA C18:2 Reduction from Baseline

%LPA Reduction vs Time – SAD Cohorts
Peak-to Trough variation in LPA Reduction MAD Cohorts
Time (h)

STUDY FINDINGS

- Cudetaxestat was well tolerated
- No serious adverse events (SAEs); most common AEs were mild, transient GI upset (nausea, abdominal discomfort)
- Demonstrated PK/PD correlation; sustained reduction in plasma LPA with higher doses; minimal peak to trough level variation of LPA at doses 500 mg/day and above
- Data support clinical once-daily dose up to 750 mg or 500 mg BID (fed)

Phase 1 Relative Bioavailability Oral Solution vs. Oral Tablet (NCT04814472)

STUDY DESIGN (n-34)

Part 1 (n=18)

- Compare PK of single oral solution formulation vs. single oral tablet formulation under fed and fasted conditions

Part 2 (n=16)

- Evaluate dose proportionality of oral tablet formulation at 250, 500, 750, and 1000 mg
- Single dose with 3-day wash out

Part 1: Time vs Plasma Conc. Solution & Tablet Formulations

750 mg Solu. (Fasted)
750 mg Tablet (Fasted)
Time (hr)

Part 2: Single Dose: Time vs Plasma Conc. Tablet Dose Proportionality

1000 mg
750 mg
500 mg
250 mg
Time (hr)

STUDY FINDINGS

- Comparable PK and PD profile for the two formulations
- Fed condition increases the tablet C_{max} ~1.5X and AUC by ~2X compared to fasted condition
- Increase in C_{max} and $AUC_{(0-t)}$ more than dose proportional in all doses
- Tablet formulation improved GI tolerability over solution formulation, with no severe adverse events or drop-outs due to adverse events for either formulation

Phase 1 Standard CYP450 DDI Study (NCT04814498)

STUDY DESIGN (n=16)

D1
D2
D3
D8
D9
Washout
CYP Substrate cocktail dosing
BLD-0409 500mg solution dosing
BLD-0409 + CYP Substrate Cocktail dosing

Cudetaxestat Time vs Plasma Concentration at Steady State

gMean Plasma Concentration (ng/mL)
Time (hr)

STUDY FINDINGS

Cudetaxestat:

- Does not appear to inhibit CYP2B6, CYP1A2, CYP2C9, or CYP3A4
- Is a weak inhibitor of CYP2D6
- Appears to be an inducer of CYP2C19
- CYP cocktail administration had no impact on cudetaxestat exposure profile

Phase 1 DDI Study with IPF Standard of Care (SoC) Therapy (NCT04814498)

OBJECTIVE

To assess the safety and effect of cudetaxestat on the PK of IPF standard of care therapy (pirfenidone or nintedanib)

STUDY DESIGN (n-83)

Treatment Period
Arm 1: Pirfenidone (267 mg TID; 8 days)
Arm 2: Nintedanib (150 mg BID; 11 days)
D1
D4 or D5
BLD-0409 750mg tablet
D8 or D11

Pirfenidone Plasma Concentrations vs Time with & without Cudetaxestat (Mean ± SD)

Pirfenidone Alone SS
Pirfenidone With BLD-0409 SS
Pirfenidone Plasma Conc. (ng/mL)
Time (h)

Nintedanib Plasma Concentration vs Time with & without Cudetaxestat (Mean ± SD)

Nintedanib 2X150 mg alone SS
Nintedanib 2X150 mg with BLD-0409 SS
Nintedanib Plasma Conc. (ng/mL)
Time (h)

Cudetaxestat Plasma Concentration vs Time with Pirfenidone or Nintedanib (Mean ± SD)

Arm 1: Pirfenidone + Cudetaxestat
Arm 2: Nintedanib + Cudetaxestat
MAD Cohort Cudetaxestat Alone
Time (h)

STUDY FINDINGS

- Neither Nintedanib nor pirfenidone significantly alter the exposure of cudetaxestat
- Cudetaxestat does not affect the PK of pirfenidone.
- Cudetaxestat does not significantly increase the exposure of nintedanib ($AUC_{(0-12)}$)
- Most common TEAEs were mild GI upset (diarrhea and nausea)
- There were no treatment-related SAEs

CONCLUSIONS

Results from the four Phase 1 studies indicate cudetaxestat

- Exhibited minimal potential for DDI with IPF SoC therapy (pirfenidone or nintedanib)
- Demonstrated sustained target engagement (LPA reduction) over a 24-hour period
- Exhibited minimal potential for CYP450 substrate interactions
- Was well-tolerated across all Phase 1 studies in healthy volunteer with no treatment-related SAEs
- Oral tablet formulation showed improved GI tolerability profile over solution formulation

* Please address correspondence to pibrahim@blademed.com

c.	Poster Presentation at the Society of Toxicology Conference: “Preclinical Evaluation of Cudetaxestat (BLD-0409) for Potential Drug-Drug Interactions (DDI’s)”

On May 16, 2022, Blade presented the following poster at the American Thoracic Society 2022 International Conference, and also uploaded the poster to its website:

Walter Yu, Ravi Rajagopalan, Jack Lin, and Prabha Ibrahim

Blade Therapeutics, Inc., South San Francisco, CA 94080, USA

BLADE THERAPEUTICS

American Thoracic Society
2022 International Conference
San Francisco
5276/B36

Abstract

Cudetaxestat (BLD-0409) is an oral small molecule targeting the enzyme autotaxin (ATX) by noncompetitive inhibition. ATX is a secreted enzyme that produces most of the lysophosphatidic acid (LPA). Increased ATX activity and excessive LPA production cause multiple adverse pathophysiologic phenomenon including myofibroblast activation. Activated myofibroblasts secrete extracellular matrix proteins which aggregate into fibrotic lesions. In preclinical studies, cudetaxestat demonstrated direct anti-fibrotic activity and differentiating biochemical characteristics.

Blade is developing cudetaxestat as an oral treatment for fibrosis. Cudetaxestat will be studied as an oral therapeutic for patients with idiopathic pulmonary fibrosis (IPF). Cudetaxestat is intended to be dosed with or without concomitant administration with approved therapies (pirfenidone and nintedanib). Pirfenidone and nintedanib are known to have safety and tolerability issues so understanding potential drug-drug interactions with either medication is important. Recently, Phase 3 IPF trials with ziritaxestat (GLPG-1690), an investigational competitive ATX inhibitor, was halted due to its unfavorable benefit-risk profile. To better understand potential DDIs, we evaluated cudetaxestat and ziritaxestat preclinical *in vitro* and *in vivo* assays to assess potential interactions with nintedanib and pirfenidone.

Nintedanib is a known P-Glycoprotein (P-gp) substrate while pirfenidone is not. Standard *in vitro* assay with MDCK-II cells showed that cudetaxestat was not a substrate and was a weak inhibitor (IC_{50}=64.6 μM and 39.8 μM using quinidine and nintedanib as substrates, respectively). In contrast, ziritaxestat was found to be a substrate and an inhibitor of P-gp (IC_{50} of 7.77 μM and 3.84 μM using quinidine and nintedanib as substrates, respectively).

In vivo studies with nintedanib, ziritaxestat and cudetaxestat were performed in rats. Plasma exposures of drugs were quantified and compared. Cudetaxestat co-administration with nintedanib did not change nintedanib exposure. However, ziritaxestat co-administration with nintedanib resulted in statistically significant increase of nintedanib exposures; maximum plasma concentration (C_{max}) increased ≥ 1.8-fold and area under curve (AUC) increased ≥ 2.8-fold.

Cudetaxestat was neither a substrate nor an inhibitor of P-gp at physiologically relevant concentrations. No significant change in plasma concentration of nintedanib was observed when cudetaxestat was co-administered in rats.

Current Standard of Care Therapies for IPF

Pirfenidone and nintedanib were approved by the US FDA to treat IPF in 2014 and remain the only approved pharmacologic therapies. While both were approved for slowing the decline in FVC by 40 – 60% vs. placebo in pivotal studies, even responsive patients continue to exhibit continued disease progression. Both agents are also associated with significant side effects. Thus, there remains a critical need for more effective and better tolerated therapies in IPF.

Autotaxin Inhibition as an IPF Therapy

The competitive ATX inhibitor, ziritaxestat, was previously being developed in IPF by Galapagos NV. A small Phase 2a monotherapy study (FLORA) suggested potential FVC benefit after 12 weeks of treatment with no significant side effects. Subsequently, two concurrent Phase 3 studies (ISABELA 1 & 2) were initiated to assess treatment with ziritaxestat in combination with SOC (i.e., pirfenidone or nintedanib). Both studies were discontinued due to a poor risk-benefit profile. While data from those studies have not yet been published in a peer-reviewed medical journal, Galapagos has stated that it did not appear to be target related.

In this context, reported here is a systematic preclinical assessment of potential for DDI of both cudetaxestat and ziritaxestat with IPF SOC therapy.

In Vitro Inhibition of P-Glycoprotein

Study Design:

- Test System: MDCK-MDR1 Cells Stably Expressing P-gP
- Two probe Substrates used: Nintedanib at 10 µM or Quinidine at 100 nM
- Three compounds tested: Cudetaxestat, Ziritaxestat, and Pirfenidone
- Test Article Concentrations: 0, 0.3, 1, 3, 10, 30, and 100 µM
- Pre-incubation Time: 30 Minutes
- Incubation Time: 90 Minutes

P-gp Inhibition	IC_{50} µM Using Different Substrates	
	Nintedanib at 10 µM	Quinidine at 0.1 µM
Cudetaxestat	39.8	64.6
Ziritaxestat	3.84	7.77
Pirfenidone	>100	>100

Rat Study 1: Multiple Day Dosing Rat PK Study: Effect of Cudetaxestat and Ziritaxestat on Nintedanib Exposures at Steady-State. Determining Exposures

d0
d1
d4
d10
d11
18 Male Rats
d1-d4 nintedanib only (30 mg/kg)
9 Rats: d5-d11 nintedanib (30 mg/kg) + ziritaxestat (60 mg/kg)
9 Rats: d5-d11 nintedanib (30 mg/kg) + cudetaxestat (75 mg/kg)

Nintedanib Cmax
Cmax (ng/mL)
ns
*
P=0.01
1.8-fold
Nint Alone
Nint with Cude
Nint Alone
Nint with Ziri

Nintedanib AUC
AUC (hr*ng/mL)
ns
**
P=0.0079
2.8-fold
Nint Alone
Nint with Cude
Nint Alone
Nint with Ziri

Rat Study 1 Results:
1. Co-dosing of nintedanib with cudetaxestat did not change nintedanib exposures at steady state.
2. Co-dosing of nintedanib with ziritaxestat changed nintedanib exposures significantly at steady state.

Compound & Dose	Day	Compound	C_{max} (ng/mL)	AUC (h*ng/mL)
Nintedanib only at 30 mg/kg	1-G1	Nintedanib	61.3	511
	1-G2	Nintedanib	45.3	341
	4	Nintedanib	58.9	480
Nint 30 mg/kg + ziritaxestat at 60 mg/kg	11-G1	Nintedanib	111	1439
Nint 30 mg/kg + Cudetaxestat at 75 mg/kg	11-G2	Nintedanib	25.3	223

Rat Study 2: Single Dose PK Study using 18 Rats for statistical Analysis

18 Male Rats → Day 1: Dosed With Nint only → Wash out → Day 4: Dosed With Nint + Cude → Wash out → Day 7: Dosed With Nint + Ziri → End

Nintedanib 30 mg/kg
Nint-Day 1-Nint Only
Nint-Day 4-With Cude
Nint-Day 7-With Ziri
Nintedanib Mean Plasma Conc. (ng/mL)
Time (h)

Compound	Description	C_{max} (ng/mL)		AUC_{last} (h*ng/mL)	
		Mean	%CV	Mean	%CV
Nintedanib	Day 1: Dosed alone	109	43	656	39
	Day 4: Dosed with Cude	109	38	628	40
	Day 7: Dosed with Ziri	271	27	2670	36
Cudetaxestat	Day 4: Co-dosed with Nint	111000	16	1630000	15
Ziritaxestat	Day 7: Co-dosed with Nint	19200	18	182000	37

Nintedanib Cmax
ns
****
P<0.0001
2.5-fold
Nintedanib Plasma Conc. (ng/mL)
Nint Dosed Alone
Nint Dosed with Ziri
Nint Dosed with Cude

Nintedanib AUC
ns
****
P<0.0001
4.1-fold
Nintedanib AUC (h*ng/mL)
Nint Dosed Alone
Nint Dosed with Ziri
Nint Dosed with Cude

Rat Study 2 Results:

1. **Co-dose of nintedanib with cudetaxestat did not change nintedanib exposures.**
2. **Co-dose of nintedanib with ziritaxestat changed the exposures of nintedanib statistically.**

Conclusions

- Nintedanib is a P-gp substrate.
- Cudetaxestat is a weak P-gp inhibitor when either quinidine or nintedanib is used as substrate.
- Ziritaxestat inhibits P-gp with single digit micromolar IC_{50} values when either quinidine or nintedanib is used as substrate.
- Cudetaxestat does not significantly alter nintedanib exposure when co-dosed *in vivo* in rats.
- Ziritaxestat significantly increased nintedanib exposure when co-dosed *in vivo* in rats.

Reprint Requests: wyu@blademed.com

Walter Yu, Ravi Rajagopalan, Jack Lin, and Prabha Ibrahim are employees and shareholders of Blade Therapeutics, Inc.

d.	Social Media

On May 16, 2022, Blade shared the following on its LinkedIn page:

Today we presented data from phase 1 and preclinical DDI studies of cudetaxestat at the American Thoracic Society 2022 International Conference in San Francisco. Find out more here: https://lnkd.in/gH2D4Br7

Hashtags: #ats2022 #ipf #lung #fibrosis #clinicalresearch #clinicaldevelopment Wendye Robbins American Thoracic Society

Additionally, on May 16, 2022, Blade shared the following on its LinkedIn Page:

Today we presented data from phase 1 and preclinical DDI studies of cudetaxestat at the American Thoracic Society 2022 International Conference in San Francisco. Find out more here: https://lnkd.in/gH2D4Br7

Hashtags: #lung #fibrosis #clinicaldevelopment #ats2022 Wendye Robbins American Thoracic Society

IMPORTANT LEGAL INFORMATION

The foregoing information and statements contained in this Rule 425 filing are qualified in their entirety by the disclaimers set forth on the Form 8-K filed by Biotech Acquisition Company with the SEC on November 8, 2021.